Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: January 23, 2023

On January 23, 2023, Broadcom Inc. published the following post on LinkedIn:

On January 23, 2023, Broadcom Inc. published the following post on Twitter:

On January 23, 2023, Broadcom Software Group published the following post on LinkedIn:

On January 23, 2023, Broadcom Software Group published the following post on Twitter:

On January 23, 2023, Hock Tan published the following post on LinkedIn:

[The text of the blog post accessible through the links included in the posts above is reproduced below. The blog post is available on Broadcom Inc.’s “Broadcom Blogs” and Broadcom Software Group’s “Broadcom Software Blog”]

Coding for the Future of U.S. National Defense
Broadcom and VMware Tanzu support this mission

Since we announced our intent to acquire VMware last year, customers have expressed to me their excitement about VMware’s momentum around cloud-native apps in its Tanzu business. Tanzu is a central part of VMware’s software portfolio and its multi-cloud strategy, and will remain that way after Broadcom’s acquisition of VMware closes.

The future of enterprise IT is multi-cloud — the ability to distribute applications and services across a combination of clouds. A combined Broadcom-VMware will empower customers to modernize and architect their IT infrastructure with large-scale, secure, and reliable yet flexible solutions.

The move to multi-cloud is changing the way modern software applications are designed and built. Kubernetes clusters, which VMware’s Tanzu business enables, have become a core component of modern software applications, making them more resilient, easier to manage, and capable of running in internal environments and between different clouds.As a result, enterprises can accelerate the speed and agility of innovation within their organizations in a multi-cloud environment.

VMware-enabled software factories

VMware customers are leveraging Tanzu to run some of the most mission critical cloud-native applications in the world, including government agencies that are essential to national security. The battlefields of tomorrow are digital domains, which means the tools essential to a country’s national defense have to be both physical and virtual.

Just last month, the U.S. Department of Defense (DOD) announced a $9 billion investment in a multi-cloud infrastructure across all domains and classification levels. Even before this major move to multi-cloud, VMware’s Tanzu Labs has already been at work assisting DOD in building its digital defense capabilities by going cloud-native, engaging in workforce reskilling, and developing software.VMware Tanzu Labs partners with organizations worldwide to accelerate the delivery of software and modernize legacy apps, while reducing operating costs and risk working side by side with customers to build capabilities, transfer skills and knowledge, and instill a process that shows immediate and lasting impact. In a short time, Tanzu Labs has made an immediate and lasting impact on DOD’s efforts to use all its tools, virtual and physical, to protect U.S. interests.

Seven years ago, in response to the growing potential of digital confrontations with adversaries, Tanzu Labs sought to work with DOD to improve speed and agility in software development, starting with increasing the digital proficiency of U.S soldiers and service personnel. With no existing footprint of tools, practices, or personnel, DOD and Tanzu Labs were starting from scratch when they first stood up a VMware-enabled Software Factory within the U.S. Air Force, and did it in only 120 days.

Today, the U.S. Air Force Software Factory is now self-sustaining, employing more than 1200 people who build mission critical systems that will increasingly leverage a multi-cloud strategy.The DOD has followed suit by standing up additional software factories within the U.S. Space Force and the U.S. Army. Tanzu’s methods of enablement helped create a learning environment within the factories that provides foundational knowledge to soldiers, airmen, sailors, guardians and government civilians. The mission objective is self-sustaining factories that can continuously deliver enterprise grade software into the hands of constituents.

Executing on the mission: The Army Software Factory

When it was stood up in 2021, the Army Software Factory established several key objectives, including increasing overall digital proficiency throughout the Army; enabling Army soldiers to effectively defend and fight in an increasingly data-centric battlefield; solving real and virtual Army problems by leveraging agile development security operations in multi-cloud technology and cybersecurity; and harnessing the culture of the U.S. innovation economy through close collaboration with tech entrepreneurs and academics.

Since then, the Army Software Factory has worked with Tanzu Labs to train more than 100 Army soldiers and civilians in the art of modern cloud-native development practices, skills, and culture to prepare for defending and warfighting across real and digital battlefields. This training will have long-term benefits for the U.S. Army, helping to maximize the long-term scalability and sustainability of modern software development and delivery.

One of the Army Software Factory’s early successes was an application that allowed for the mapping and safe placement of stored explosive weapons. The Army had unsuccessfully spent 19 years with various contractors to create the mapping/placement software.The Army Software Factory did the job in just three months. The Army’s Factory is continuing to grow and develop additional capabilities, including deploying software and software development units to the edge in a hybrid-cloud fashion in order to provide edge mission support to warfighters in the field.

Building on VMware Tanzu’s work with DOD

DOD’s Software Factories are just scratching the surface when it comes to cloud-native application development and the future of virtual national defenses. With its multi-cloud strategy very much in the initial stages of development, DOD is building and deploying more modern applications every year.

Modernizing legacy systems as part of DOD’s move to multi-cloud is a national security imperative. Through its partnership with Tanzu Labs, DOD is poised to succeed by continuing to invest in software factories that build, secure, and deploy cloud-native applications for its national defense and warfighting capabilities. It’s a model that is also drawing the attention of other U.S. government agencies that are also embracing multi-cloud environments. Upon the close of Broadcom’s acquisition of VMware, we will remain committed to this partnership with DOD, and we look forward to building similar mission-critical collaborations across the U.S. government.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.